FOR IMMEDIATE RELEASE                        Contact - Guy T. Marcus
July 20, 1995                                          Vice President-Inv. Rel.
                                                       (214) 978-2691

          HALLIBURTON CALLS CONVERTIBLE DEBENTURES

     DALLAS, Texas -- Halliburton Company (NYSE - HAL) announced today that it is calling the entire outstanding principal amount of the company's zero coupon convertible subordinated debentures due March 13, 2006 (the "Debentures") on September 1, 1995 (the "Redemption Date"). The redemption price will be
$536.5029 per $1,000.00 principal amount of Debentures at maturity. The redemption price represents the original issue price plus accrued original issue discount to the Redemption Date.

     The total cost of the redemption, assuming all Debentures are submitted for redemption, will be approximately $391 million.

Halliburton   will  fund  the  redemption   primarily  with  cash  reserves  and
secondarily with short term borrowings.

     Payment of the Debentures called for redemption will be made on or after the Redemption Date upon presentation and surrender of the Debentures at one of the following principal corporate trust offices of the Trustee as follows -

BY MAIL

Texas Commerce Bank N.A.
Attn - Corporate Trust Operations
       Div/Bond Call Unit
P.O. Box 2320
Dallas, Texas 75221-2320


                              Page 6 of 9 pages
                      The Exhibit Index appears on Page 4

BY OVERNIGHT DELIVERY OR HAND

Texas Commerce Bank N.A.     Texas Commerce Trust Company
Registered Bond Events       80 Broad Street, 4th Floor
1900 Pacific, 16th Floor     New York, NY 10004
Dallas, Texas 75201          Attn: Barbara Telford

     At the option of the debentureholder, any Debenture may be converted into Halliburton Company common stock at the conversion rate of 6.824 shares per $1,000.00 principal amount of Debentures at maturity at any time until and including, but not after, the close of business on August 14, 1995 at which time the option will terminate. Holders who elect to convert will receive cash in lieu of fractional shares. In order to exercise the conversion privilege, debentureholders must surrender such Debentures to the Trustee at one of the above addresses, together with the executed conversion notice in the form provided on the Debentures accompanied by the proper assignments thereof in blank, no later than the close of business on August 14, 1995.

     Debentureholders seeking additional information regarding the redemption or conversion of the Debentures may telephone
Texas Commerce Bank N. A.  at (800) 275-2048.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

                          # # #
                              Page 7 of 9 pages
                      The Exhibit Index appears on Page 4